FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February, 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

2007 GlaxoSmithKline Performance Share Plan award
Sale of shares to meet tax liability

I give below details of changes in the interests of:

·
Directors and Persons Discharging Managerial Responsibility in the Ordinary shares of GlaxoSmithKline plc in respect of the under mentioned persons arising from the sale of Ordinary shares at a price of £12.08 per Ordinary Share on 24 February 2010 to meet their tax liabilities following the vesting of a Performance Share Plan (PSP) award:

No. of Ordinary shares sold to meet tax liabilities following the vesting of a PSP award
Mr A P Witty*	13,851
Mr J S Heslop*	17,109
Mr S M Bicknell	724
Mr J M Clarke	12,547
Mr M Dunoyer	4,726
Mr E J Gray	962
Mr D Learmouth	3,463
Mr D S Redfern	962
Ms C Thomas	724
            * Denotes an Executive Director

·
Persons Discharging Managerial Responsibility in the American Depositary Shares (ADSs) of GlaxoSmithKline plc in respect of the under mentioned persons arising from the withholding of shares at a price of $37.42 per ADS on 24 February 2010 to meet their tax liabilities following the vesting of a Performance Share Plan award:

No. of ADSs withheld to meet tax liabilities following the vesting of a PSP award
Dr M M Slaoui*	11,262
Mr W C Louv	3,228
Mr D Phelan	5,124
Mr D Pulman	3,228
            * Denotes an Executive Director

The Company, Directors, Persons Discharging Managerial Responsibility were advised of these transactions on 24 February 2010.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Deputy Company Secretary

25 February 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 25, 2010
                                                                                                                                                                                                                                                                              By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc